U.S. SECURITI 05038688 ISSION
WA

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-50174

REPORT FOR THE PERIOD BEGINNING - 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Questar Capital Corporation
(a wholly-owned subsidiary of
Yorktown Financial Companies, Inc.)

Official Use Only

Firm ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH. D.C. 179 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

655 Fairfield Court, Suite 200
(No. and Street)

Ann Arbor	Michigan	48108
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Tudor 734-213-6000
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 100	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Scott Chimner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

ANN ARBOR, MICHIGAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL IN ACCORDANCE WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2004

QUESTAR CAPITAL CORPORATION
(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Questar Capital Corporation (a wholly-owned subsidiary of Yorktown Financial Companies, Inc.) as of December 31, 2004 and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of Net Capital on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

Troy, Michigan
February 23, 2005

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 · www.rehmann.com

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets	
Cash and cash equivalents	$ 2,398,277
Cash deposits with clearing organizations	70,000
Commissions receivable	537,671
Other receivables	14,696
Notes receivable	53,025
Prepaid expenses	32,628
Total assets	**$ 3,106,297**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accounts payable	$ 92,809
Commissions payable	945,394
Accrued expenses	470,198
Deferred revenue	21,000
Federal and state taxes payable	217,734
Total current liabilities	**1,747,135**
Commitments and contingencies (Notes 5 and 6)	
Stockholder's equity	
Common stock, no par value, authorized 1,000 shares, issued and outstanding	113,728
Retained earnings	1,245,434
Total stockholder's equity	**1,359,162**
Total liabilities and stockholder's equit	**$ 3,106,297**

See accompanying notes, which are an integral part of these financial statements.

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenue	
Commissions	$ 29,239,091
Investment advisor fees	3,767,636
Sponsorship and other income	300,238
Insurance and licensing	1,988
Interest and dividends	45,820
Total revenue	**33,354,773**
Operating expenses	
Compensation, commissions and benefits	30,786,797
Professional fees	494,086
Occupancy	151,863
Other	995,250
Total operating expenses	**32,427,996**
Income before income taxes	926,777
Income taxes	312,000
Net income	**$ 614,777**

See accompanying notes, which are an integral part of these financial statements.

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2004	$ 113,728	$ 630,657	$ 744,385
Net income for the year ended December 31, 2004	-	614,777	614,777
Balances, December 31, 2004	**$ 113,728**	**$ 1,245,434**	**$ 1,359,162**

See accompanying notes, which are an integral part of these financial statements.

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 614,777
Net changes in operating assets and liabilities which provided cash	
Deposits with clearing organizations	93,813
Commissions and other receivables	206,425
Notes receivable	(53,025)
Prepaid expenses	1,560
Accounts payable	42,543
Commissions payable	(54,752)
Accrued expenses	289,404
Deferred revenue	(72,000)
Federal and state taxes payable	67,864
Net cash provided by operating activities	**1,136,609**
Cash and cash equivalents, beginning of year	1,261,668
Cash and cash equivalents, end of year	**$ 2,398,277**

Supplemental disclosure of cash flows information	
Cash paid during the year for	
Income taxes	$ 282,743

See accompanying notes, which are an integral part of these financial statements.

QUESTAR CAPITAL CORPORATION
(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Questar Capital Corporation (the "Company") was incorporated March 19, 1997, under the laws of the State of Michigan and is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (Parent). The Company is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member in the National Association of Securities Dealers. The Company does not carry customer accounts or hold customer securities. Upon application for registration as an investment advisor, the Company was issued an order by the U. S. Securities and Exchange Commission, effective September 24, 1998, granting registration pursuant to Section 203 of the Investment Advisors Act of 1940.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recognized in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes highly liquid funds held in commercial checking and savings accounts. The Company's cash is deposited in one financial institution. Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and certain temporary bank investments which may, at times, be in excess of the FDIC insurance limit or not covered by the FDIC.

Commissions Receivable

Commissions receivable represents commissions earned and unpaid, on a trade-date basis, at the end of the year. No allowance has been provided on commissions receivable as management believes all amounts are collectible.

Commissions

Securities transactions, and related commission income and expense, are recorded on the trade date basis.

Deferred Revenue

Deferred revenue represents amounts received in advance for sponsorship and seminar income.

Income Taxes

Income taxes are provided at the applicable rates on the basis of items included in the determination of financial reporting. The Company files its own federal and state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising and marketing costs, including direct response advertising costs, as they are incurred. Advertising expense for the year ended December 31, 2004 was $84,610.

2. CASH DEPOSITS WITH CLEARING ORGANIZATIONS

Questar Capital Corporation is required to maintain deposit accounts with clearing organizations and others, to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations amounted to $70,000 at December 31, 2004.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $1,193,704, which was $1,077229 in excess of its required net capital of $116,475. The Company's net capital ratio was 146.35 to 1.

4. RELATED PARTY TRANSACTIONS

Management

The Company is managed by Yorktown Financial Services, Inc., a related company through common control and ownership. The Company is required to pay management fees (determined periodically) to Yorktown Financial Services, Inc. for personnel costs, rent, and various other operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown Financial Services, Inc. is in a position to and could influence the operating results of the Company. During the year ended December 31, 2004, the Company incurred management fees of $75,120.

Commission Revenue

Client transactions in connection with variable life insurance and annuity contracts are initiated by Questar Agency, Inc. and various agency subsidiaries, which are related to the Company through common control and ownership, and other agreements. Commission income received from these related parties during the year ended December 31, 2004 amounted to $4,594,206.

Lease Commitments

Yorktown Financial Services, Inc. currently holds the noncancelable lease for the Company's office facility. The lease, which expires in October 2005, requires monthly payments of $7,480. Net expense in 2004 was $137,069.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker-dealer on a fully disclosed basis. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. CONTINGENCIES

At December 31, 2004, the Company is a defendant in two lawsuits filed by customers of two of its representatives for improper activities. The lawsuits ask for damages which in the aggregate are substantial. The Company, through its legal counsel, has proposed settlements in each of these cases. It is the opinion of management that if the settlement offers are not accepted, the ultimate liability with respect to these actions will not materially affect the financial position of the Company since it has adequate insurance coverage for these claims.

7. EMPLOYEE BENEFIT PLAN

The Company maintains a deferred compensation plan qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the Plan are determined annually by the Board of Directors. The Company contributions to the plan were $14,967.

* * * * * *

QUESTAR CAPITAL CORPORATION

(a wholly-owned subsidiary of Yorktown Financial Companies, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION YEAR ENDED DECEMBER 31, 2004

Net capital	
Total stockholder's equity qualified for net capital	$ 1,359,162
Deduct non-allowable assets	
Notes receivable	53,025
Other receivables	14,696
Prepaid expenses	32,628
Petty cash	300
Net capital before haircuts	1,258,513
Less haircuts on securities positions	(64,809)
Net capital	**$ 1,193,704**
Aggregate indebtedness	
Items included in statement of financial condition	
Commissions payable	945,394
Other accounts payable and expenses	801,741
Total aggregate indebtedness	**$ 1,747,135**
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 1/15th of total aggregate indebtedness	$ 116,475
Excess net capital	**$ 1,077,229**
Excess net capital at 1000%	$ 1,019,290
Ratio - aggregate indebtedness to net capital	146.35%
Reconciliation with Company's computation (included in part IIA of From X-17a-5 as of December 31, 2004)	
Net capital, as reported in the Company's (unaudited) FOCUS report	$ 1,227,717
Audit adjustments, net	(34,013)
Net capital per above	**$ 1,193,704**

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED
BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Questar Capital Corporation (a wholly-owned subsidiary of Yorktown Financial Companies, Inc.) (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

5750 New King Street • Suite 100 • Troy, MI 48098 • 248.952.2676 • Fax 248.952.5464 • www.rehmann.com

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No matters came to our attention involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Troy, Michigan
February 23, 2005